Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 27, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	FRONTEER DEVELOPMENT GROUP INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual Special Meeting of Shareholders for Fronteer Development Group Inc.

1.	CUSIP – 35903Q 10 6

2.	Date Fixed for the Meeting – May 2, 2007

3.	Record Date For Notice – March 26, 2007

4.	Record Date For Voting – March 26, 2007

5.	Beneficial Ownership Determination Date – March 26, 2007

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares

8.	Business to be conducted at the meeting – Annual Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY